Exhibit 1.02

Conflict Minerals Report
This is the Conflict Minerals Report ("CMR") of Nordstrom, Inc. (“Nordstrom” or “the Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products which may contain “Conflict Minerals”1. Nordstrom surveyed nearly 300 suppliers of its private label business line, Nordstrom Product Group ("NPG"), and based on the due diligence process outlined in the report below, determined that for calendar year 2013, a very small number of NPG's suppliers have produced products containing Conflict Minerals deemed necessary to the functionality or production of the product. However, the Company does not have adequate information to conclude nor does it have a reasonable belief that those products containing Conflict Minerals are directly or indirectly funding conflict in the Democratic Republic of the Congo (“DRC”) or its adjoining countries2 (collectively, the “Covered Countries”).
Introduction
Nordstrom is one of the leading fashion specialty retailers based in the U.S. Founded in 1901 as a shoe store in Seattle, today Nordstrom operates 270 stores located in 36 states, including 117 full-line stores, 150 Nordstrom Racks, two Jeffrey boutiques and one clearance store. Nordstrom also serves customers through Nordstrom.com and the newly developed site Nordstromrack.com, which operates in partnership with its online private sale site, HauteLook.
Nordstrom looks to work with vendors that share our commitment to quality products and see ethical business practices as an important factor in their business approach. Consistent with this commitment, Nordstrom has adopted a Conflict Minerals Policy, which is set forth in its entirety in Part I, section B, below. In accordance with the execution of this policy, Nordstrom conducted a “reasonable country of origin inquiry” ("RCOI") and subsequent due diligence of its direct NPG suppliers (“Tier 1 Suppliers”). Through the Company's RCOI and due diligence processes, Nordstrom concluded that NPG, which comprised less than 10% of Nordstrom’s fiscal year 2013 sales, contracted to manufacture products which contain Conflict Minerals necessary to a product’s functionality or production.
Part I. Due Diligence
The intent of this CMR is to describe Nordstrom’s due diligence process following Rule 13p-1 requirements. Nordstrom’s due diligence process is based on the nationally and internationally recognized due diligence framework recognized by the Securities Exchange Commission ("SEC"): Organization for Economic Cooperation and Development’s ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements ("OECD Guidance").3

A.	Design of Due Diligence Process
The Company’s due diligence included the following key elements:

•	Establish Strong Company Management Systems

•	Identify and Assess Risks in the Supply Chain

•	Design and Implement a Strategy to Respond to Identified Risks

•	Report Annually on Supply Chain Due Diligence

_____________________
1 “Conflict Mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as: (A) columbite-tantalite or coltan; (B) cassiterite or tin; (C) wolframite or (D) gold.
2 Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia
3 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

It is important to note that the OECD Guidance was written for both upstream4 and downstream5 companies in the supply chain. As Nordstrom is a downstream company in the supply chain, our due diligence practices were tailored accordingly.
Nordstrom’s Conflict Minerals management system encompasses a range of processes and activities that conform to SEC Rule 13p-1 and the OECD Guidance. Some of these processes and activities consist of steps that precede or are subsequent to our due diligence framework. Steps that precede our due diligence framework include identifying those products, materials, components and suppliers to which the due diligence framework is applied.

B.	Due diligence measures performed

1.	Establish Strong Company Management Systems
Nordstrom's management system is a framework of policies, procedures, processes and organizational structure that enable the Company to complete all tasks necessary to achieve its objectives. Nordstrom’s system incorporates the following steps:

a.	Adoption of a Conflict Minerals policy
To help ensure consistent and clear communication of our commitment to responsible Conflict Minerals sourcing, Nordstrom adopted a Conflict Minerals policy, which is publicly available at http://nordstrom.com/partnershipguidelines and provides:
Nordstrom, Inc. (“Nordstrom”) is working to ensure that metals and other minerals contained in our Nordstrom private label products are obtained, produced and used in an environmentally and socially responsible manner. In particular, by partnering with our agents and direct suppliers, we will strive to source in ways that do not contribute to human rights abuses.
Under the “conflict minerals” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, many publicly traded companies, including Nordstrom, are required to better understand how they use four metals: gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten) (collectively, the “Conflict Minerals”) and whether those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or adjoining countries6 (collectively, the “Covered Countries”). The intent of this regulation is to end the violent conflict in a region that has been financed, in part, by the exploitation and trade of Conflict Minerals originating in the Covered Countries.
We intend to conduct an annual good faith inquiry into the origin of Conflict Minerals that are necessary to the functionality or production of our Nordstrom private label products. This includes requesting certain information from our Nordstrom private label agents and direct suppliers and reporting on these inquiries and due diligence to the U.S. Securities and Exchange Commission (“SEC”). As these inquiries will be reasonably designed to determine whether any such minerals originated in the Covered Countries or are from recycled or scrap sources, we expect our agents and suppliers to participate fully, including by providing complete and timely responses to surveys and other inquiries.
In the event Nordstrom has a reason to believe that Conflict Minerals may have originated in the Covered Countries, Nordstrom will perform due diligence on its supply chain in a manner consistent with the guidance issued by the Organization for Economic Cooperation and Development (“OECD”).

_____________________
4 Upstream companies refer to those between the mine and Smelters or Refiners ("SORs"). As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
5 Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers and retailers.
6 Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia

All reports we file with the SEC in compliance with the Conflict Minerals law requirements will be available to the public through our website.
Nordstrom partners with companies who share our commitment to making a positive difference. In furtherance of that commitment, we expect all agents and suppliers of our Nordstrom private label products to comply with this Policy.

b.	Internal support for NPG supply chain due diligence
Nordstrom’s internal support for Conflict Minerals supply chain due diligence is led by Nordstrom’s private label brand, NPG, with support from the Corporate Legal Department. The Company’s focus is on fostering continued transparency within NPG’s supply chain and facilitating compliance with policies and expectations to both internal and external parties.

c.	Controls and transparency over the NPG supply chain
To further support communication of policies and expectations, NPG engaged a third-party consultant to complement internal management processes and external communications of the Company’s policies and expectations. This third-party consultant re-reviewed the NPG Supplier Conflict Minerals Survey responses. This process was used to re-engage with certain Tier 1 Suppliers in our mineral supply chains and validate the information collected from those suppliers' on products that may contain tin, tungsten, tantalum or gold (collectively known as "3TG"), including tracking information on smelters and refiners and flagging risks based on supplier SOR sourcing practices.

d.	Mechanisms for reporting Conflict Mineral Policy violations
In the Company’s internal and external training communications, parties are informed that concerns or reports of possible violations of Nordstrom’s Conflict Minerals Policy can be reported confidentially by:

•	Visiting www.ethicspoint.com

•	Raising concerns through the Nordstrom Supplier page

•	Calling Nordstrom’s anonymous hotline
In addition, suppliers and other parties are encouraged to contact the Company directly if they seek guidance on the application of this approach or if they wish to report suspected violations.

2.	Identify and Assess Risks in the Supply Chain
The following steps, recommended by the OECD, were applied by NPG to support the identification and assessment of risks in mineral supply chains.

a.	Identify the SORs in the supply chain
As an initial step to identifying SORs, Nordstrom reviewed its supply chain for products applicable to Rule 13p-1 and determined that NPG “contracts to manufacture,” as defined in Section 1, Item 1.01 (d)(3) of Form SD, products that may contain 3TG, including, Footwear, Apparel and Accessories. As these materials might be necessary to the functionality of a product, the Company traced the origin of these metals in support of its commitment to sourcing in socially responsible ways that do not contribute to human rights abuses in the Covered Countries. Nordstrom’s RCOI process included a combination of measures to determine whether applicable 3TG in NPG products originated from Covered Countries.

1)	Identifying Products in Scope
Nordstrom conducted a risk assessment of NPG product categories, including Footwear, Apparel and Accessories. All Tier 1 Suppliers of products received by NPG between January 1, 2013 and December 31, 2013 were identified.

Next, these suppliers were surveyed in an effort to determine whether products provided to NPG contained 3TG, and, if so, the country of origin for those products.

2)	Supplier Engagement
To perform the supplier engagement necessary as part of the RCOI, NPG developed an online questionnaire based on the template developed by the Electronic Industry Citizenship Coalition® ("EICC")7 and The Global e-Sustainability Initiative ("GeSI")8 template (“NPG Supplier Conflict Minerals Survey”). Responses were collected through this NPG Supplier Conflict Minerals Survey. Nordstrom also engaged a third-party consultant to assist with processing the NPG Supplier Conflict Minerals Surveys.
The Company’s RCOI efforts resulted in responses from 100% of NPG’s Tier 1 Suppliers. A very small number of these responses indicating that 3TG was necessary to the functionality or production of products were supplied to NPG. Once the Company’s RCOI process was complete, it designed and implemented a vendor due diligence process.

b.
Engage with SORs to obtain mine of origin and transit routes and assess whether SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas

To support efforts to engage with SORs to obtain mine of origin and transit routes, Nordstrom engaged its third-party consultant to verify that any known SORs were matched against available lists of processors that have been certified by internationally recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative's Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. Suppliers and products associated with certified SORs were recognized as meeting the OECD Guidance due diligence standards and responsibly sourcing their materials. They were subsequently categorized as conflict free.
If the SOR was not certified by an internationally-recognized scheme, the SOR was contacted in an attempt to gain more information about their sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. The relevant information requested included whether the SOR had a documented, effective and communicated conflict-free policy, an accounting system to support the tracking of materials processed, and traceability documentation.

3)	Design and Implement a Strategy to Respond to Identified Risks
While Nordstrom ultimately did not identify any high risk SORs, the Company developed and implemented the following measures to respond to address any potential future high risk SORs9:

a.	Report findings to senior management
Senior management is briefed regularly on material high risk SORs and not less than annually on the Company’s Conflict Mineral rule compliance.

b.	Devise and adopt a risk management plan

_____________________
7 The EICC was established to improve social, economic, and environmental conditions in the global electronic supply chain through use of a standardized code of conduct.
8 The GeSI is an international strategic partnership of the Information Communications Technology sector and organizations committed to creating and promoting technologies and practices that foster economic, environmental, and social sustainability.
9 SORs were considered high risk when they met the criteria of OECD Red Flags (i.e., Level 2 or 3 Country sourcing or sourcing from unknown reserves).

Nordstrom’s Conflict Minerals risk management plan includes processes for internal and external training on its Conflict Minerals Rule compliance policy and practices, transparency throughout the NPG supplier on boarding and review process, regularly reporting to senior management on the key risks associated with Conflict Minerals rule compliance and routine monitoring and reviewing of the effectiveness of Nordstrom’s existing processes.
Nordstrom was successful in obtaining a 100% survey response rate from its Tier 1 suppliers but was unable to complete the chain-of-custody back to the level of the SOR for a very small number of these suppliers.

c.	Implement the risk management plan, monitor and track risk mitigation, report to senior management and evaluate supplier relationship
Nordstrom’s Conflict Minerals risk management plan supports new and existing suppliers of product entering NPG’s supply chain. At the time of the filing of this CMR, no high-risk SOR's had been identified within the NPG supply chain.

4)	Report Annually on Supply Chain Due Diligence
The Form SD and CMR contained herein and publicly available at http://investor.nordstrom.com in the SEC Filings section meet the OECD recommendation to report annually on supply chain due diligence.

C.	Risk mitigation/future due diligence measures
In calendar year 2014, NPG will strive to continue to receive responses to its NPG Supplier Conflict Minerals Survey from 100% of its direct suppliers. NPG continues to engage with its direct suppliers to increase their awareness of the issues surrounding Conflict Minerals and to ultimately eliminate the possibility of its suppliers indirectly or directly providing revenue to militia groups in the Covered Countries.
Part II. Product Description
Summary of Findings
As a result of the due diligence efforts described above to determine the status of Conflict Minerals, as defined by Rule 13p-1, used in its NPG products, Nordstrom has concluded in good faith that during calendar year 2013, the Company neither has adequate information nor a reasonable belief that its products containing Conflict Minerals are directly or indirectly funding conflict in the Covered Countries.
Nordstrom is making this determination because it does not have sufficient information from suppliers or other sources to conclude whether the necessary Conflict Minerals potentially contained in products produced for NPG by a very small number of Footwear, Apparel and Accessory suppliers originated in the Covered Countries.
Nordstrom deployed efforts to determine the mine(s) or location of origin with the greatest possible specificity. Based upon the information we received, the Company was unable to determine and describe the facilities used to process those necessary Conflict Minerals or their country of origin.

During the calendar year 2014 compliance period, Nordstrom will undertake due diligence efforts to further mitigate any risk that its Conflict Minerals sourcing practices are directly or indirectly funding conflict in the Covered Countries, including:

•	assess internal and external Conflict Mineral rule compliance processes in an effort to maintain a high response rate of NPG suppliers;

•	engage any NPG direct supplier manufacturing products containing 3TG from sources that directly or indirectly support conflict in Covered Countries to establish an alternative source of 3TG; and

•	reevaluate our relationships with any NPG suppliers that do not make reasonable efforts to identify SORs of products containing 3TG.